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                                                                    Exhibit 23.1

                        CONSENT OF INDEPENDENT AUDITORS

We consent to the reference of our firm under the caption "Experts" and to the use of our report in the Registration Statement (Form S-1) and related Prospectus of CoreComm Limited for the registration of the resale of $175,000,000 aggregate principal amount of its 6% convertible subordinated notes due 2006, 250,000 shares of its Series B senior convertible exchangeable preferred stock and 14,213,555 shares of its common stock and associated preferred stock purchase rights (plus an indeterminate number of shares of common stock and associated rights issuable as dividends on the Series B preferred stock and upon conversion of the Series B preferred stock and 6% convertible notes).

                                                               ERNST & YOUNG LLP

New York, New York
October 12, 2000